Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

CALGARY, April 22, 2002 -Birch Mountain Resources Ltd. (BMD:CDNX and BHMNF:OTCBB) announces that it has elected not to close the private placement financing announced January 7, 2002. Instead, Birch Mountain intends to raise up to C$525,000 as a first step in a multi-staged financing to advance the Company's natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities. The Company intends to issue 1.5 million units priced at $0.35 per unit, each unit consisting of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $1.00 for a period of six months from closing.

The Company also announced that its board of directors has approved and it has received the conditional approval of the Canadian Venture Exchange ("CDNX"), for a new stock option plan ("Plan") pursuant to the new CDNX policies on stock option plans adopted in November 1999. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 3,392,674 common shares. This is in addition to the 3,313,750 stock options currently issued and outstanding pursuant to the terms of the existing stock option plan. Adoption of the Plan is subject to final approval of the shareholders and the CDNX.

Mineral Technology Division

Birch Mountain has been advised by its U.S. patent counsel that the Patent Examiner has indicated allowability for a portion of the original claims, which cover part of the originally claimed subject matter. Birch Mountain has, upon advice from its U.S. patent counsel, decided to limit the original application to those allowable claims and to place the application in condition for allowance and permit the patent to be issued. The remaining claims will be pursued in a continuation application. The divisional application previously filed to cover the product claims is pending and Birch Mountain is awaiting action by the U.S. Patent Office on that divisional application. The international PCT application, corresponding to the original U.S. patent application, is currently pending and under preliminary examination by the PCT examining authority.

Mineral Exploration Division

Birch Mountain has filed its 2002 exploration assessment report with Alberta Department of Energy in the amount of C$5.15 million for work conducted from April 2000 to March 31, 2002, on its Athabasca and Birch Mountains exploration properties. The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,675 hectares. The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years or until the expiry of their ten-year term, whichever is earlier. Additional assessment-eligible work has been completed and will be available for future assessment reports. All permits in the Birch Mountains exploration property have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd. The Athabasca exploration property has been reduced by 348,800 hectares in order to retain lands considered to be most prospective for precious metals. Birch Mountain maintains its core exploration land in Athabasca comprising 48,785 hectares (120,548 acres) held under metallic and industrial mineral leases and 360,675 hectares (891,228 acres) held under metallic and industrial mineral permits.

Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., has elected to allow the Special Exploration Permit 99-1 covering 9,784 hectares near Dawson Bay, Manitoba, to lapse. Birch Mountain no longer holds any mineral interests in Manitoba.

Birch Mountain's Mineral Exploration and Mineral Technology divisions operate under the direction of Hugh J. Abercrombie Ph.D., P. Geol., Vice President, Exploration.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The CDNX has not confirmed or validated the facts disclosed in this news release and does not accept responsibility for the adequacy or|accuracy of this release.